Exhibit 99.1

Check-Cap Receives CE Mark Approval for C-Scan®

ISFIYA, Israel and BOSTON, Jan.10, 2018 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced it has received CE Mark approval for the C-Scan system.

The C-Scan system offers an alternative to current colon cancer screening methods that require laxative preparation and invasive endoscopic procedures. This novel platform consists of a fully autonomous system that utilizes an ingestible, ultra-low dose X-ray capsule combined with a state of the art wireless tracking system, enabling generation of structural information on the lumen of the colon. This information is used to create 2D and 3D maps of the colon, allowing physicians to identify pre-cancerous polyps and other abnormalities. C-Scan is designed to improve the patient experience and increase the number of adults screened by eliminating procedural requirements frequently cited as barriers to adherence to screening guidelines such as bowel preparation, fasting, and sedation.

Bill Densel, CEO of Check-Cap commented, "Achieving CE Mark approval is a significant accomplishment and an important milestone for our Company.  This is a key validation of C-Scan and its potential as a convenient and comfortable option for identifying polyps in the colon. We look forward to continued progress on our initiatives and remain on target to commence our European post-approval and U.S. pilot trials, each in the 1H2018, as we define marketing and commercialization pathways throughout 2018."

Colorectal cancer is the third most common cancer diagnosed in both men and women and the second leading cause of cancer-related deaths. Despite evidence showing the removal of adenomatous polyps reduces CRC incidence and mortality, global screening rates remain low, with approximately 1.4 million new cases of CRC diagnosed world-wide each year, contributing to nearly 700,000 deaths.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
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vivian@pcgadvisory.com

Meirav Gomeh-Bauer
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Meirav@bauerg.com